BB

02021184

...NGE COMMISSION
...20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 50285

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pampel Securities, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

101 South Main Street
(No. and Street)

Monticello (City) Indiana (State) 47960 (Zip Code)

SEC MAIL PROCESSING RECEIVED APR 15 2002 WASH. D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry W. Pampel 574-583-7320
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Crowe, Chizek, and Company, LLP

3815 River Crossing PKWY, Ste 300 Incianapolis, Indiana 46240
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, Larry Pampel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pampel Securities, INc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

AMY STROOD
NOTARY PUBLIC STATE OF INDIANA
WHITE COUNTY
MY COMMISSION EXP. JULY 12 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED
SEC MAIL PROCESSING SECTION
[illegible] 15 2002
WASH. D.C. 165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pampel Securities, INc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

101 South Main Street
(No. and Street)

Monticello	Indiana	47960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry W. Pampel 574-583-7320
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Crowe,Chizek, and Company LLP

3815 River Crossing PKWY, Ste 300 Indianapolis, Indiana 46240
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, Larry Pampel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pampel Securities, Inc, as of December 31, 2001, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
____
Title

____
Notary Public

NOTARY PUBLIC STATE OF INDIANA
MY COMMISSION EXP. JULY 18 2002

NOTARY PUBLIC SEAL STATE OF INDIANA

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD REGULATION
An NASD Company

RECEIVED
APR 15 2002
SEC MAIL PROCESSING SECTION WASH. D.C. 165

March 25, 2002

Larry W. Pampel
Pampel Securities, Inc.
101 South Main Street
Monticello, IN 47960

Ladies and Gentlemen:

This acknowledges receipt of your December 31, 2001 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears deficient in that it did not contain the following:

1. An Oath or Affirmation (Signed by duly authorized officer, general partner, or proprietor of member firm; and notarized). SEC Rule 17a-5(e)(2)

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please provide the requested information by **April 16, 2002**. If you have any questions, please contact Erik Jackson, Compliance Examiner at (312) 899-4627.

NASD Regulation will no longer open or accept any mail that does not have a complete return name and address. Please be sure when sending mail to NASDR that your information is fully and appropriately labeled.

Sincerely,

Michael J. Levickas
Supervisor of Examiners

mn/nagym/Levickas/ad's/43390.doc

Enclosure

cc: Lawrence Kendra
Securities and Exchange Commission
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

Crowe, Chizek, and Company, LLP
3815 River Crossing Parkway, Ste. 300
Indianapolis, IL 46240